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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _____ May 2004

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia V6J 1X2
Executive Offices

1. Press Releases: 6/1/2004; 6/9/2004

2. Form 45-102F2, Resale of Securities, dated 6/10/2004

3. Unaudited Interim Financial Statements for the
    Three Months Ended 3/31/2004
4. For 52-102F1: MD&A for Interim Financial Statements
5. Form 52-109FT2: CEO Certification of Interim Filings
                    during Transition Period, dated 5/31/2004
    Form 52-109FT2: Secretary Certification of Interim Filings
                    during Transition Period, dated 5/31/2004

Indicate by check mark whether the Registrant files annual reports under cover
of Form 20-F or Form 40-F.   Form 20-F <u>xxx</u>   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                                                Yes ___   No <u>xxx</u>

PORTRUSH PETROLEUM CORPORATION
Vancouver, BC V6J 1X2
Tel 800 828 1866
TSX Symbol: PSH
Bulletin Board: PRRPF

June 1, 2004

Portrush gas well goes on production. The Scanio Shelton No.2, the first well of the twelve-well project was completed as a gas well and placed on production on Saturday May 29th. The well was drilled in the Mission River Oilfield in the Gulf Coast region near Corpus Christi, in Refugio County, Texas.

High Plain Gas Systems Inc is the contract operator of the project. A gas sales line was within easy reach of the wellhead and the well was hooked up once commercial production was established. Early production has added significantly to the commercial viability of the project. A two-foot interval was perforated, six shots per foot with a 1-11/16" strip gun. The following flow rates and pressures were recorded using different choke sizes.

Choke size	Flow-rate	Pressure
6/64	200Mcfd	1115psi
7/64	300Mcfd	1175psi
8/64	395Mcfd	1150psi

Shut in tubing pressure was 1350 psi.

The producing zone was not the main target. The operator decided to test the zone before moving on to the main payzone. Seven other zones that have been identified from log analysis, formation testing and sidewall core analysis as probably productive of oil and natural gas and/or condensate (light oil carried in the gas streams). No reserve estimate has been assigned to these non-perforated zones at this time.

An estimate of 0.385 BCF for the productive zone, using one hundred acre spacing, has been established. The company is receiving $6.45 per mcf

It is anticipated the remaining eleven wells will be drilled without any further delay, other than that caused by inclement weather conditions and flooding.

The Mission River Oilfield is a portion of a massive complex of productive oil and natural gas fields in the lower gulf Coast region, including the famous "Tom O'Connor" Oilfield. Together these fields have produced approximately one billion barrels of oil, over one trillion cubic feet of natural gas and continue to produce throughout the re-development project area. Due to tremendous improvement in energy industry technology, rising prices for energy products and vast expansion of market outlook, the gas bearing strata in particular and thinner oil-bearing horizons previously penetrated but never produced during the original development era (1920 -1950), many were overlooked or then unidentified oil and natural gas sands were left behind as being "non commercial". By concentrating on minimal risk and high return re-development investments in existing proven oil and natural gas fields Portrush Petroleum expects to build a stable and commanding oil and natural gas reserve base which will enhance shareholder value exponentially in the near term.

The operator, High Plains Gas Systems Inc expects oil and/or natural gas production from all additional wells to commence as soon as commercial production is established for each well. Pipelines (both for oil and natural gas) and infrastructure essential for marketing the production are in place and operable. Portrush will continue to update on this project as information is obtained. from the operator. Drilling of the additional wells is planned to continue through the summer months and a reserve estimate will be prepared after the initial production testing is completed.

Information on the company can be obtained by calling 800-828 1866 or at www.portrushpetroleum.com
The company relies on litigation protection for "forward looking statements".

ON BEHALF OF THE BOARD

/s/
M.Cotter
President

President of Portrush Petroleum Martin Cotter to Conduct Webcast

Available after Market Close today Wednesday, June 9

June 9, 2004

Portrush Petroleum Corporation (OTCBB: PRRPF; TSX VENTURE: PSH) announced today that President Martin Cotter will conduct a CEO webcast to shareholders and the investment community on the current and future prospects of Portrush Petroleum. The webcast will be conducted by Evergreen Marketing, Inc. and will be available to the general public on The Green Baron Investors Society's website at www.TheGreenBaron.com starting Wednesday, June 9, 2004.

"This CEO Webcast is a timely event to keep our shareholders and the investment community better informed about the recent oil and gas discoveries by the company," stated Cotter. He went on to say, "I hope investors find this CEO Webcast helpful in further understanding the many reasons why we at the company are so excited about what the future holds."

Portrush Petroleum is a publicly traded oil and natural gas exploration and production company focused on its core properties in the Michigan Basin and the Mission River Development project in Texas. The Scanio Shelton No.2, the first well of a twelve well project was completed as a gas well and placed on production on Saturday May 29th. The well was drilled in the Mission River Oilfield in the Gulf Coast region near Corpus Christi, in Refugio County, Texas.

Portrush Petroleum has completed the previously announced private placement of $620,000 consisting 3,100,000 shares and warrants to purchase an additional 387,500 shares at $0.20 per share expiring June 2, 2006. The securities are subject to a hold period that expires on October 2, 2004.

This press release contains statements, which may constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Those statements include statements regarding the intent, belief or current expectations of Portrush Petroleum Corporation, and members of their management as well as the assumptions on which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those in forward-statements include fluctuation of operating results, the ability to compete successfully and the ability to complete before-mentioned transactions. The company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.

Contact:

Portrush Petroleum Corporation

President:
M. Cotter, 800-828-1866

Website: www.portrushpetroleum.com

FORM 45-102F2
CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Portrush Petroleum Corporation has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on June 2, 2004 of 3,100,000 units consisting one common share and a warrant, eight of which are required to purchase one common share of Portrush Petroleum Corporation at $.20 per share expiring June 2, 2006; Portrush Petroleum Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, this 10th day June, 2004.

Portrush Petroleum Corporation

By: "Neal Iverson"
Neal Iverson, Secretary

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

THREE MONTH PERIOD ENDED
MARCH 31, 2004

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended March 31, 2004.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)

	March 31, 2004	December 31, 2003
		(Audited)
ASSETS		
Current		
Cash	$ 12,144	$ 4,981
Receivables	4,212	3,832
	16,356	8,813
Oil and gas properties (Note 3)	281,897	173,758
	$ 298,253	$ 182,571
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 192,903	$ 257,848
Due to related parties	88,315	57,954
	281,218	315,802
Future site restoration	6,473	6,473
	287,691	322,275
Stockholders' equity (deficiency)		
Capital stock	10,635,248	10,534,248
Share subscriptions received in advance	245,450	146,950
Contributed surplus	270,552	270,552
Deficit	(11,140,688)	(11,091,454)
	10,562	(139,704)
	$ 298,253	$ 182,571

On behalf of the Board:

_____ Director   _____ Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited – Prepared by Management)
THREE MONTH PERIOD ENDED MARCH 31

	2004	2003
REVENUE		
Oil and gas revenue, net of royalties	$ 79,187	$ 100,976
EXPENSES		
Depletion	$ 25,850	$ 74,866
Operating expenses	19,581	23,910
Consulting and administration fees	13,000	-
Management fees	23,000	18,000
Office and miscellaneous	5,108	3,129
Professional fees	2,328	16,630
Rent	7,500	-
Shareholder costs	1,977	-
Telephone	7,500	-
Transfer agent and regulatory fees	5,684	4,729
Travel and promotion	16,912	3,148
	(128,440)	(144,412)
Loss before other item	(49,253)	(43,436)
OTHER ITEM		
Interest income	19	47
Loss for the period	(49,234)	(43,389)
Deficit, beginning of period	(11,091,454)	(10,344,956)
Deficit, end of period	$(11,140,688)	$(10,388,345)
Basic and diluted loss per share	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	27,326,304	20,333,897

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
THREE MONTH PERIOD ENDED MARCH 31

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the period	$ (49,234)	$ (43,389)
Items not affecting cash:		
Depletion	25,850	74,866
Changes in non-cash working capital items:		
(Increase) decrease in receivables	(380)	2,389
Increase (decrease) in accounts payable and accrued liabilities	(64,945)	(95,000)
Cash used in operating activities	(88,709)	(61,134)
CASH FLOWS FROM FINANCING ACTIVITIES		
Due to related parties	30,361	21,000
Loan payable	–	(9,000)
Share subscriptions received in advance	98,500	
Net proceeds from issuance of capital stock	101,000	141,900
Cash provided by financing activities	229,861	153,900
CASH FLOWS FROM INVESTING ACTIVITIES		
Oil and gas property expenditures	(133,989)	(30,881)
Cash used in investing activities	(133,989)	(30,881)
Change in cash position during period	7,163	61,885
Cash position, beginning of period	4,981	17,456
Cash position, end of period	$ 12,144	$ 79,341

The accompanying notes are an integral part of these consolidated financial statements.

1.   **BASIS OF PRESENTATION**

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiary, Texas Dome Petroleum Corporation ("the Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.   All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.   The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.   Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted.   These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual filing.   In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.   **NATURE OF OPERATIONS**

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties. The Company has a property located in the United States. It has a 22.5% working interest in a prospect located in Michigan, U.S.A. and a 25% working interest in a prospect located in Wyoming, U.S.A. During the year ended December 31, 2002, the prospect located in Wyoming was abandoned.

3.   **OIL AND GAS PROPERTIES**

	March 31, 2004	December 31, 2003
Oil and gas properties, U.S.A.	$1,305,472	$1,171,483
Less: Accumulated depletion	(1,023,575)	(997,725)
	$281,897	$173,758

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A. During the year ended December 31, 2003, the ceiling test calculation determined that the net book value of the Company's assets in the U.S.A. exceeded net future cash flows from proven reserves and, accordingly, the Company recorded a ceiling test write-down of $319,950 included in accumulated depletion.

The Company entered into an agreement to acquire a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company is required to make staged payments totaling USD$1,044,000

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus
Authorized 100,000,000 common voting shares, no par value			
Issued Balance, December 31, 2003	26,693,667	$10,534,248	$ 270,552
Exercise of warrants	1,010,000	101,000	–
	–	–	–
Balance, March 31, 2004	27,703,667	$10,635,248	$ 270,552

The Company issued 1,010,000 common shares pursuant to the exercise of warrants for proceeds of $101,000.

As at March 31, 2004, the Company had received funds of $245,450 in advance of the issuance of common shares pursuant to the exercise of stock options and warrants. These shares were issued subsequent to the period.

The following stock options and share purchase warrants were outstanding at March 31, 2004:

	Number of Shares	Exercise Price	Expiry Date
Options	950,000	$ 0.10	April 5, 2004 (Note 8)
Warrants	3,100,000	0.15	June 18, 2004
	1,500,000	0.12	May 1, 2004
		then at 0.14	May 1, 2005
	1,090,000	0.10	August 28, 2005
	2,037,059	0.24	October 14, 2005

5. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $23,000 (2003 - $18,000) to two directors.

b) Paid or accrued rent of $Nil (2003 - $3,000) to a company controlled by an officer of the Company.

Amounts due to related parties are non-interest bearing and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

6.   **INCOME (LOSS) PER SHARE**

Income (loss) per share is calculated using the weighted average number of shares outstanding during the period.

7.   **SEGMENTED INFORMATION**

All of the Company's operations are in the oil and gas industry with its principal business activity in the acquisition and development of oil and gas properties. The Company has oil and gas property located in the United States.

8.   **SUBSEQUENT EVENTS**

Subsequent to March 31, 2004, the Company entered into the following transactions:

a) The Company issued 1,550,000 common shares pursuant to the exercise of warrants for proceeds of $155,000.

b) The Company issued 950,000 common shares pursuant to the exercise of options for proceeds of $95,000.

c) The Company concluded a private placement of 3,100,000 units at $0.20 per unit. Each unit consists of one common share and one share purchase warrant. Eight warrants allow the holder to purchase one additional common share at $0.20 for one year. The funds will be used to fund the Company's participation in the Mission River project in Texas. A 7.5 % commission is payable in cash or shares.

Form 51-102F1
MANAGEMENT'S DISCUSSION & ANALYSIS

Portrush Petroleum Corporation
Interim MD&A
Description of Business and effective Date of this Report

Portrush Petroleum Corporation is a junior oil and gas exploration and development company. The Company, in conjunction with others, will invest in oil and gas related operations or acquire an interest in properties in order to determine the existence, location, extent and quality of the oil and gas resources located on the properties and will drill, complete, and participate in the operation of or development of oil or gas wells and related operations.

This discussion should be read in conjunction with the financial statements and related notes of the Company for the quarter ended March 31, 2004 (the "Financial Statements"). The information in this Management Discussion and Analysis ("MD&A") contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The information contained in this report is made as of May 4, 2004.

Performance Summary and Update
In 2001 the Company drilled a discovery well (the Richards 1-20) in the Lenox Project, Macomb County, SE Michigan. Portrush has a 22.5% working interest in this project. A second well (the Martin 1-21) was drilled in 2002. Both wells were productive in the Brown Niagaran.

Production from the property commenced in January 2002 and the Richards and Martin wells are both on production. Production revenue for fiscal 2002 was $302,915 and for fiscal 2003 production revenue was $415,244. Production for the first quarter of 2004 was $79,187 compared to $100,976 in 2003.

Follow up wells, the Schmude LaTorre 1-20 and the Savoy Werderman 1-21 north and east of the producing wells were completed in the fourth quarter of 2003 and April 2004 respectively.

The Brown Niagaran was not encountered at either well.

Oil production from the wells is presently being curtailed and the wells are chocked back in order to avoid excessive gas production. This excess gas is currently being flared.

A proposal to install a gas pipeline to capture and sell the gas has been finalised and this proposal has been presented to the working interest partners for approval.

A 2-D seismic program has been completed and additional drilling on the property is contemplated for the second quarter of 2004. The Shmude LaTorre 1-20 well encountered a gas charged zone up-hole of the Reef formation. It is intended to fully evaluate the up-hole gas when the next well is drilled on the property.

In January 2004 the Company entered into an agreement to participate for a 10% working interest in a twelve well development program in the Mission River project in Texas. The first well on this project will be drilled in May 2004. The Company also earned a 5% working interest in the San Bernard well which has been placed on production at a rate of half a million cubic feet of gas per day.

Properties of the Company
Lennox Project, Michigan
In June 2000, the Company acquired a 25% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan.

The Company focussed its efforts on the Lennox project in Macomb County, SE Michigan where the Company earned a 22.5% working interest. At present the Company has two oil wells on production and excess gas is being flared. A proposal to install a gas pipeline to conserve and sell the gas to a local utility has been finalized. This proposal has been presented to the working interest partners for approval.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin. Portrush is now in a position to form relationships with industry partners to evaluate other Silurian reef projects in the basin. The Company will not expose itself to unnecessary risks in order to pursue these opportunities.

Exploration Risks
Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred. The Company's estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Results of Operations
During the quarter, expenses were $128,440 compared with $144,412 for 2003. General and administrative expenses increased due to the increased activity of the Company. The Company paid or accrued to the President of the Company fees of $18,000 and to a director of the Company fees of $5,000. The Company's priority is to establish a sound financial base and it is anticipated that this can be accomplished without increasing general and administrative expenses significantly.

Summary of Quarterly Results

Description	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2002 Net Income (loss)	($35,494)	($45,964)	($92,911)	($1,716,361)
2002 Net Income (loss) per share	($0.01)	($0.01)	($0.01)	($0.10)
2003 Net Income (loss)	($43,389)	($58,300)	($161,319)	($483,490)
2003 Net Income (loss) per share	($0.01)	($0.01)	($0.01)	($0.02)
2004 Net Income (loss)	($49,253)			
2004 Net Income (loss) per share	($0.01)			

Liquidity
The Company has been credited with operating revenue derived from the production of the Lennox wells and the operator has setoff this revenue against various drilling and exploration costs incurred by the operator on the Company's behalf. Historically, the Company has received revenues only from interest earned on cash reserves held. The Company expects to continue to rely upon equity financing as a significant source of funding.

The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of its planned exploration and development programs. The payment of property payments and the development of the mineral property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

Financing, Principal Purposes and Milestones
During the quarter, the Company raised $101,000 in additional capital through the the exercise of 1,010,000 warrants. These funds were used for development drilling and general and administrative expenses.

Capital Resources
The Company has not entered into a property option agreement that requires the Company to meet certain yearly exploration expenditure requirements.

Off-Balance Arrangements
The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties
During the quarter the Company paid management consulting fees in the amount of $18,000 to the President of the Company and paid $5,000 to a director of the company.

Changes in Accounting Policies

Stock Options
During the year ended December 31, 2003 the Company elected the early adoption, on a prospective basis, of the CICA released amendments to Section 3870, "Stock Based Compensation and Other Stock-based Payments", which require an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. During Fiscal 2002, the Company disclosed the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair-value based method, as pro-forma information in the share capital note.

Site Restoration
The Company has adopted the recently issued CICA Handbook Section 3110 "Asset Retirement Obligations". This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.

Subsequent Events
During April, the Company drilled a follow up well in the Lennox Project, the Werderman 1-21. The Brown Niagaran was not encountered at the well.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Martin Cotter, President of Portrush Petroleum Corporation and performing similar functions to that of a Chief Executive Officer certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Portrush Petroleum Corporation (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

Date: May 31, 2004

"Martin Cotter"
(Name of individual)

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Neal Iverson, Secretary of Portrush Petroleum Corporation and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral
Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Portrush Petroleum Corporation (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

Date: May 31, 2004

"Neal Iverson"
(Name of individual)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 0-27768
(Registrant)

Date: July 1, 2004   By: /s/ Neal Iverson
                            Neal Iverson, Director/Corporate Secretary